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EXHIBIT 21.01


                                 List of Subsidiaries


Wisconsin Label Corporation, a Wisconsin corporation

St. Louis Lithographing Company, a Delaware corporation

CalOptical Holding Corporation, a Delaware corporation

Blake Printing and Publishing, a California corporation